SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

UNITED REFINING ENERGY CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

911360105

(CUSIP Number)

John A. Catsimatidis

c/o United Refining Energy Corp.

823 Eleventh Avenue

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 911360105

1	NAME OF REPORTING PERSON UNITED REFINING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- SHARES OF COMMON STOCK
8 SHARED VOTING POWER -0- SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
10 SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 911360105

1	NAME OF REPORTING PERSON JOHN A. CATSIMATIDIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,750,000 SHARES OF COMMON STOCK
8 SHARED VOTING POWER -0- SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER 15,750,000 SHARES OF COMMON STOCK
10 SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.81%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of United Refining Acquisition Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 823 Eleventh Avenue, New York, New York, 10019. The Issuer was organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business. The 13,250,000 shares of Common Stock are owned by United Refining, Inc. which is wholly-owned by John A. Catsimatidis (collectively, the “Reporting Persons”). Mr. Catsimatidis is also the Chairman and Chief Executive Officer of this Issuer.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of

(1)	United Refining, Inc.

(2)	John A. Catsimatidis

(b)	The address of each of the above persons is:

c/o United Refining Energy Corp.

823 Eleventh Avenue

New York, NY 10019

(c)	The principal occupation and business of United Refining, Inc. is a holding company for the stock of the Issuer and that of United Refining Company. John A. Catsimatidis is Chairman and Chief Executive Officer of Red Apple Group, Inc., the parent company of United Acquisition Corp. which owns one hundred percent of the capital stock of United Refining, Inc.

(d)	The Reporting Persons have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United Refining, Inc. is a corporation organized under the laws of the State of Delaware. Mr. Catsimatidis is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

United Refining, Inc. used its personal funds to purchase the securities.

Item 4.	Purpose of Transaction

Immediately prior to the Issuer’s initial public offering (“IPO”), United Refining, Inc., purchased 11,250,000 shares of Issuer’s Common Stock for an aggregate purchase price of $25,000 (the “IPO Stock”). The IPO Stock is subject to the terms and conditions set forth in the Securities Escrow Agreement dated December 11, 2007, by and between the Issuer, United Refining, Inc., Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Maxim Group, LLC, as representatives of the several underwriters (the “Escrow Agreement”), and filed on December 17, 2007 in a Current Report on Form 8-K of the Issuer. Additionally, the IPO Stock is subject to the voting restrictions described in Item 5 below and the escrow requirements of the Escrow Agreement as set forth in that certain Insider Letter dated December 11, 2007 by and between the Issuer and United Refining, Inc. (the “Insider Letter”). Also in connection with the IPO, United Refining, Inc., was issued warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $12.50, which are currently exercisable and may be exercised at any time prior to December 11, 2012 (the “Sponsor Warrants”). Furthermore, and also in connection with the IPO and subject to the restrictions set forth in the Escrow Agreement and Insider Letter, United Refining, Inc. holds a warrant to purchase up to 15,600,000 shares of the Issuer’s Common Stock (the “Private Warrants”), and except with respect to the restrictions of the Escrow Agreement and Insider Letter, are similar in all respects to those warrants issued to the public in connection with the IPO. The Private Warrants are not exercisable until consummation of the Transaction (described below). If the Transaction is approved at the Meeting (defined below), the Sponsor Warrants will be amended as described in the Proxy/Prospects (defined below) and the Private Warrants will be amended and potentially redeemed, pro rata, as described in the Proxy/Prospects.

On October 9, 2009, Chaparral Energy, Inc. (“Chaparral”), the Issuer and Chaparral Subsidiary, Inc. (“Merger Sub”), entered into an Agreement and Plan of Reorganization, which was amended by Amendment No. 1 to the Agreement and Plan of Reorganization dated November 23, 2009, pursuant to which Chaparral will merge with and into Merger Sub, with Chaparral surviving, immediately following which Chaparral will merge with and into the Issuer, with the Issuer surviving (collectively, the “Transaction”).

On December 7, 2009, the Issuer announced the Reporting Persons, as well as the stockholders of Chaparral, including Fischer Investments, L.L.C., Altoma Energy, G.P. and CHK Holdings, L.L.C. (collectively, the “Stockholders”), agreed to purchase approximately $55,000,000 of the Issuer’s Common Stock from certain institutional investors (collectively, the “Purchases”). These Purchases are being made in privately negotiated transactions with a limited number of institutional investors with whom the Issuer, Chaparral, Reporting Persons or their advisors have had conversations prior to December 7, 2009. All of the shares of Common Stock so acquired will be voted in favor of the proposed Transaction and all other proposals set forth in the Issuer’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission on November 30, 2009 (the “Proxy/Prospectus”) to be presented at the Issuer’s special meeting of stockholders on December 10, 2009, as adjourned to December 11, 2009 (the “Meeting”).

On December 8, 2009, one of the Stockholders purchased 1,984,000 shares of the Issuer’s Common Stock at $10.03 per share and on December 9, 2009, other Stockholder purchased 1,300,000 shares of Issuer’s Common Stock at $10.03 per share. On December 9, 2009, the Reporting Persons purchased 2,000,000 shares of Issuer’s Common Stock at $10.03 per share. In the aggregate, the Stockholders and Reporting Persons have purchased 5,284,000 shares of Issuer’s Common Stock at an aggregate price of $52,998,520.

The Purchases by the Reporting Persons may result in the Reporting Persons being deemed a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Stockholders. Although the Reporting Person and the Stockholders may be deemed to be a group within Section 13(d) of the Exchange Act, the Reporting Persons do not believe they are part of a group with the Stockholders and expressly disclaim membership in any “group” with each of the Stockholders.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons are the beneficial owner of 15,750,000 shares of Common Stock in the Issuer, consisting of (i) 13,250,000 shares of Common Stock and (ii) warrants granting the Reporting Persons the right to purchase a maximum of 2,500,000 shares of Issuer’s Common Stock at an exercise price of $12.50 (the “Warrants”), in the aggregate representing approximately 26.81% of the Issuer’s outstanding Common Stock assuming exercise of the Warrants. John A. Catsimatidis has sole voting and dispositive power with respect to all 15,750,000 shares of Common Stock; however, pursuant to the Insider Letter, United Refining, Inc. agreed to vote all 11,250,000 shares of Common Stock it purchased immediately prior to the IPO in accordance with the will of the majority of the votes cast at the special meeting of stockholders held in connection with such stockholders’ vote on the Transaction (the “Meeting”). Furthermore, United Refining, Inc. has agreed with the Stockholders to vote all of its Purchases of Common Stock in favor of each of the proposals to be presented at the Meeting as set forth in the Proxy/Prospectus.

(c) During the past 60 days, the Reporting Person effected transactions in the shares of the Issuer’s Common Stock as set forth below. All such transactions were made on the NYSE Amex.

Reporting Person	Date	Quantity	Price	Transaction
United Refining, Inc.	December, 8, 2009	2,000,000	$10.03	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

All of the Reporting Person’s Purchases of Common Stock will be voted in favor of the Transaction and all other proposals presented in the Meeting as set forth in the Proxy/Prospectus. Additionally, pursuant to that certain Insider Letter, United Refining, Inc. agreed to vote all 11,250,000 shares of Common Stock it purchased immediately prior to the IPO in accordance with the will of the majority of the votes cast at the Meeting.

Item 7.	Material to be Filed as Exhibits

99.1	Press Release, dated December 7, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 11th day of December, 2009

By:	/S/ JOHN A. CATSIMATIDIS
Name:	John A. Catsimatidis
Title:	Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 11th day of December, 2009

By:	/S/ JOHN A. CATSIMATIDIS
Name:	John A. Catsimatidis, individually

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of December 11, 2009, is between United Refining, Inc. and John A. Catsimatidis (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:

1. The Schedule 13D with respect to the shares of United Refining Energy Corp. (the “Company”) (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3. Each of the Joint Filers is responsible for the timely filing of this Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

DATE: December 11, 2009

United Refining, Inc.

/S/ JOHN A. CATSIMATIDIS
	Name:	John A. Catsimatidis
	Title:	Chief Executive Officer

DATE: December 11, 2009

/S/ JOHN A. CATSIMATIDIS
John A. Catsimatidis